Exhibit 12.1

AMERIGAS PARTNERS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(thousands of dollars)

	Year Ended September 30,					Six Months Ended March 31,
	2011	2012	2013	2014	2015	2016
Earnings:
Income before income taxes	$141,314	$14,602	$226,762	$297,052	$217,867	$332,172
Add: Interest expense	63,518	142,641	165,432	165,581	162,842	81,831
Amortization of capitalized interest	165	173	173	173	173	87
Estimated interest component of rental expense	18,511	20,358	21,195	21,018	22,435	11,727

	$223,508	$177,774	$413,562	$483,824	$403,317	$425,817

Fixed Charges:
Interest expense	$63,518	$142,641	$165,432	$165,581	$162,842	$81,831
Capitalized interest	96	—	—	—	—	—
Estimated interest component of rental expense	18,511	20,358	21,195	21,018	22,435	11,727

	$82,125	$162,999	$186,627	$186,599	$185,277	93,558

Ratio of earnings to fixed charges	2.72	1.09	2.22	2.59	2.18	4.55